UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated April 12, 2010: Paragon Shipping Inc. Announces the Acquisition of a 2009 Built Panamax Bulkcarrier Expanding its Fleet to 12 Vessels.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-164370), initially filed with the U.S. Securities and Exchange Commission on January 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 12, 2010	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

Exhibit 99.1

PARAGON SHIPPING INC. ANNOUNCES THE ACQUISITION OF A 2009 BUILT PANAMAX BULKCARRIER EXPANDING ITS FLEET TO 12 VESSELS

ATHENS, Greece, April 12, 2010 - Paragon Shipping Inc. (the “Company”) (NYSE: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today that it has agreed to acquire a 2009 built Panamax bulk carrier, to be named “Dream Seas,” with a carrying capacity of 75,151 dwt. The vessel was built at the Hudong Zhonghua Shipyard, Shanghai and acquired for $41 million. “Dream Seas” will be financed through a combination of cash and debt and is expected to be delievered to Paragon within June and July 2010. The Company also announced that it has entered the “Dream Seas” into a period time charter agreement with Intermare Transport GMBH, a leading German based commodities trading house, for a minimum 35 months and  maximum 37 months at a gross daily time charter rate of $20,000.

Commenting on the acquisition, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “In the context of our fleet expansion and renewal strategy, the acquisition of the ‘Dream Seas’ generates significant benefits to Paragon. It expands our Panamax fleet to eight vessels and our total fleet to 12 dry bulk carriers. It will also reduce the average age of our overall fleet to 7.5 years and our Panamax vessels to 6.7 years, well below the industry average. Furthermore, the period charter agreement with Intermare, is expected to generate gross revenues of $21 million for the three year employment of the vessel, enabling us to realize a significant portion of our investment in a short period of time.

“Following the addition of  ‘Dream Seas’ to our  fleet, our  revenue days fixed under time charter employment will be 100% for 2010,  91% for 2011, 49% for 2012 and 27% for 2013, representing an average fleet wide term of 2.5 years, thus providing our shareholders with strong cash flow visibility and enhancing our ability to sustain an attractive quarterly dividend.”

“Mr. Bodouroglou concluded, “We expect ‘Dream Seas’ to be the first of a number of ships to be added to the Paragon fleet over the next two years. With sufficient liquidity to double the size of our fleet, we continue to explore the  market for other high quality second hand and newbuilding vessels that we expect to enhance cash flow and growth to our Company and provide long term shareholder value.”

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 719,483 dwt.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com